DENVER, CO OFFICE 6950 S. Potomac Street, Suite 300 Centennial, CO 80112 Tel: (303) 531-0470 Fax: (303) 531-0519

October 25, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:          Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated October 22, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “2012 Form 10-K”). For the convenience of the Staff, we have set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 10-K for the Year Ended December 31, 2012

Item 1. Business, page 1

Comment No. 1

We note your response to comment 1 from our letter dated August 29, 2013. We have considered the information that you have provided however, under Industry Guide 7, only proven or probable reserves may be disclosed in filings with the United States Securities and Exchange Commission. We re-issue the previous comment.

Company Response to Comment No. 1

The Company acknowledges the Staff’s comment and confirms that it will revise its disclosure in future filings to remove contained pounds of U3O8 associated with the Company’s non-reserve mineralized material in accordance with Industry Guide 7.

Comment No. 2

We note your response to comment 2 from our letter dated August 29, 2013. Please provide us with a recent cash flow analysis using the three-year average commodity price and a summary of the permits with respect to the materials designated as mineral reserves. Additionally, please tell us the operating cost and commodity price used to determine your economic cut-off of 0.25 GT.

Company Response to Comment No. 2

On a supplementary basis, the Company has forwarded the requested information to Mr. John Coleman.

Comment No. 3

We note your response to comment 3 from our letter dated August 29, 2013. Please confirm that you will include similar tables and a description of the work completed for each property in your disclosure.

Company Response to Comment No. 3

The Company acknowledges the Staff’s comment and confirms that in future filings the Company will include tables similar to the tables setting forth expenditures and capitalized costs included in our prior response and a description of the work completed for each property.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements, page F-9

2.  Summary of Significant Accounting Policies

Uranium Properties, page F-10

Comment No. 4

We read your response to our prior comment 5. While your enterprise would be considered in the production stage, it appears to us that that your Churchrock property is in the exploration stage. You have not declared reserves at this property, thus exploration expenses should be expensed as incurred. Please address the following:

•                  With regard to the $1.1 million in expenses that relate to investigating and assessing access rights, but not consideration paid for such rights, tell us why you believe such amounts should be capitalized on the Churchrock exploration stage property.

•                  With regard to the $1.4 million of capitalized Churchrock plant costs, tell us why you believe it is appropriate to capitalize these amounts in the absence of proven and probable reserves. If you have considered an alternative use of such plant in your determination, please provide us of a detailed discussion of your plans.

Company Response to Comment No. 4

The Company acknowledges the Staff’s comment, however, to summarize, the Company’s classification of the Churchrock property in the development stage is evidenced by the following:

(a)         an independent third-party feasibility study has been completed for the Churchrock property that establishes the property has economically recoverable deposits;

(b)         all major permits to operate the Churchrock property are in place, including:

i.                  a Radioactive Materials License (SUA-1580) issued by the U.S. Nuclear Regulatory Commission (NRC) on January 5, 1998, and currently in timely renewal,

ii.               an Underground Injection Control (UIC) Permit (DP-558) issued by the State of New Mexico Environment Department (NMED) in 1989 and in timely renewal, and

iii.            a groundwater Aquifer Exemption issued by the U.S. Environmental Protection Agency (EPA) in 1989; and

(c)          the Company owns fee surface and subsurface rights on lands associated with the Churchrock property and possesses the right to access the Churchrock property from a nearby state highway pursuant to a 1929 deed and a 1959 surface use agreement.

In the review of the Company’s 2006 Form 10-K, the Staff affirmed the Company’s accounting policy for capitalizing development costs for the Churchrock property, and the Company has been consistently applying that policy.

Unrelated to that accounting policy but of particular significance here, over the past year the Company has been working to resolve issues associated with its access rights to the Churchrock property, which was the issue limiting reserve classification for the property.  The Company’s efforts included extensive discussions with the Navajo Nation and with the U.S. Bureau of Indian Affairs (BIA).  Recent communications from BIA clarified the Company’s right to access the property, and that has allowed the Company’s technical staff to revise their prior conclusions to classify the Churchrock reserves as proven and probable and we will so note in our annual reserve report included as part of Form 10-K for the year ending December 31, 2013.  At that time the Company will also submit to the Staff, under separate cover and as supplemental information, the geologic, economic and related information regarding the reserve classification of the Churchrock property.

With regard to the $1.1 million in expenses for the Churchrock property that relate to investigating and assessing access rights, those expenses were directly related to understanding the physical extent and legal validity of the previously obtained Churchrock access rights and therefore it was proper to capitalize those expenses as development costs since management reasonably believed that the carrying value was economically recoverable.  With regard to the $1.4 million in expenses for the Churchrock property that relate to plant cost, management reasonably believed that the carrying value of such plant is economically recoverable from the Churchrock project and accordingly (i) it was proper to capitalize those costs as development costs and (ii) consideration of alternative use of such plant was not necessary.

Therefore, the Company respectfully submits that it is appropriate to treat the Churchrock property as a development stage property and capitalize expenses in accordance with its accounting policy.

5.  Property, Plant and Equipment

Comment No. 5

We read your response to our prior comment 6, and we note that you exclude certain assets in determining your impairment provisions because they are not permanently linked to their current locations. Please clarify for us what you consider an asset group for impairment purposes and the basis under GAAP for such determination.

Company Response to Comment No. 5

The Company acknowledges the Staff’s comment. For the benefit of the Staff, the Company’s asset groups are described as follows per the Company’s response letter dated August 16, 2013 (Comment No. 7, page 6):

“We have three primary asset groups:  (1) South Texas mineral rights and properties, (2) New Mexico mineral rights and properties, and (3) processing plant and equipment, vehicles and other personal property.  The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.”

The Company established these asset groups based on the lowest level of identifiable cash flows.  The asset group for mineral rights and properties was split into two asset groups, with the South Texas group separated from the New Mexico group because of the two uranium sales contracts specifically identified with the South Texas properties.  Processing plant and equipment, vehicles and other personal properties were placed in a separate asset group based on their use for restoration, third party tolling and use for processing resin from non-Texas properties.  The assets described as “not permanently linked to their current locations” are included in the asset group entitled processing plant and equipment, vehicles and other personal property.  The authoritative cite for this asset grouping is ASC 360-10-35-23 and ASC 360-10-55-35.

The Company did perform an assessment for indicators of impairment on the assets described as “not permanently linked to their location.”  As noted in the Company’s response letter dated September 27, 2013 (Comment No. 6, page 12), the Company has several options to realize the carrying value of the assets not permanently linked to their current locations.  There were no indicators of impairment for these assets at December 31, 2012, which is described in the conclusion to our response to Comment No. 7:

“In conclusion, the factors that support the carrying values for the Company’s uranium plant and other depreciable equipment include (1) the use of these assets to process the remaining 664,000 lbs. U3O8 of reserves in South Texas and sale of such processed uranium into the UG Contract, (2) the use of these assets to process resin from the Churchrock property as provided in the Churchrock Feasibility Study dated December 2012 by Behre Dolbear, and (3) the fact that the liquidation values of the uranium plant exceed carrying values when considering the replacement cost of similar processing facilities are in excess of $30.0 million whereas the carrying value for the Kingsville uranium plant and satellite facilities was $5.1 million and the carrying value of the Rosita uranium plant and satellite facilities was $4.9 million at December 31, 2012. Accordingly, no further impairment assessment was deemed necessary at December 31, 2012.”

*              *              *

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact me by phone at (303) 531-0482 or by email at cjones@uraniumresources.com. You may also contact Paul Hilton of Hogan Lovells US LLP by phone at (303) 454-2414 or by email at paul.hilton@hoganlovells.com, or David Crandall of Hogan Lovells US LLP by phone at (303) 454-2449 or by email at david.crandall@hoganlovells.com.

Sincerely,

/s/ Christopher M. Jones
Christopher M. Jones
President and Chief Executive Officer